

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 30, 2018

<u>Via E-mail</u>
Philippe Van Acker
Chief Financial Officer
Remedent, Inc.
Zuiderlaan 1-3 bus 8,
9000 Ghent, Belgium

> **Re:** **Remedent, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2017**
> **Filed June 29, 2017**
> **Form 10-Q for the Quarterly Period Ended December 31, 2017**
> **Filed February 14, 2018**
> **File No. 1-15975**

Dear Mr. Van Acker:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended March 31, 2017</u>

<u>Consolidated Statements of Comprehensive Income (Loss), page F-4</u>

1. We note that you begin this statement with net income excluding noncontrolling interests. Please revise future filings to provide amounts for both net income and comprehensive income attributable to the parent along with net income and comprehensive income attributable to the non-controlling interest on the face of this statement. Refer to ASC 220-10-45-5 and 810-10-50-1A(a). This comment also applies to your statement of comprehensive income in your December 31, 2017 Form 10-Q.

Note 12 – Income Taxes, page F-19

2.   We note the amounts reflected as total income tax for fiscal years ended March 31, 2017 and 2016 do not agree to the line item "income tax recovery (expense)" on the statement of operations on page F-3. Please clarify for us the differences between the disclosed amounts and revise this footnote in future filings to provide the significant components and amount of income tax expense attributable to continuing operations as required by ASC 740-10-50-9 and 50-10.

3.   In this regard, we note the last sentence before the table describes it as being for the years ended March 31, 2016 and March 31, 2015. Revise future filings to properly label the periods presented in the filing.

Note 16 – Financial Instruments, page F-21

4.   You designate the "Long Term investment and advance – GlamSmile Dental Technology Asia" as level 2 and describe it as such in the last sentence before the table on page F-22. However, in your March 15, 2016 response to comment 7 of our letter dated March 3, 2016, you indicated that the designation of this asset as level 2 was a typographical error and that it really should have been classified as a level 3 investment. Please tell us the reasons for any change in the classification of the asset or revise the note in future filings to properly disclose this investment as level 3.

5.   In this regard, revise the disclosure in future filings to provide a description of the valuation technique and the level 3 inputs used in the fair value measurement of Long Term investment and advance – GlamSmile Dental Technology Asia. Refer to ASC 820-10-50-2(bbb).

Form 10-Q for the Quarterly Period Ended December 31, 2017

Consolidated Statement of Cash Flows, page 6

6.   You reconcile net cash flows from operating activities to net income excluding noncontrolling interest. Tell us how this complies with ASC 230-10-45-28 which references the reconciliation of "net income" and net cash flows from operating activities and ASC 810-10-45-19 which indicates that net income should include the amounts attributable to the owners of the parent as well as the noncontrolling interest. Otherwise, please revise future filings to reconcile your net cash flows from operating activities to the amount you present for net income before noncontrolling interest.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Burton at (202) 551-3626 or me at (202) 551-3662 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery